Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

iPill inc
17532 Marengo Dr
Rowland Heights, CA 91748
https://ipilldispenser.com/

Up to $1,069,999.50 in Common Stock at $1.50
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: iPill inc
Address: 17532 Marengo Dr, Rowland Heights, CA 91748
State of Incorporation: DE
Date Incorporated: September 11, 2019

Terms:

Equity

Offering Minimum: $9,999.00 | 6,666 shares of Common Stock
Offering Maximum: $1,069,999.50 | 713,333 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.50
Minimum Investment Amount (per investor): $399.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated beginning May 4, 2020 in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Early Bird

Friends and Family - First 6 days | 5% bonus shares☒

Early Bird Bonus - Next 7 days | 4% bonus shares☒

Volume☒

* Tier 1 perk - ($5,000+ 1% bonus shares)☒

* Tier 2 perk - ($10,000 + 2% bonus shares)☒

* Tier 3 perk - ($25,000+ 3% bonus shares)☒

* Tier 4 perk - ($50,000+ 5% bonus shares)☒

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

IPill Inc. has created a product, iPill, which uses remote monitoring technology to combat the opioid crisis. Hospitals and pharmacies lock opioids in a vault. The DEA and FDA considers pharmacies the end user of opioids. But when patients take opioids home, there are no rules. Patients can store opioids in unsecured medicine cabinets where anyone can have access. iPill securely stores, active control dispensing, and disposes of unused opioids.

Research for iPill was started on January 1, 2017 and funded by John T. Hsu MD Inc., a medical practice California S-Corp. On September 13, 2019, iPill in was incorporated as a C-Corp in Delaware and is currently in the development phase. The business model for iPill will be a B2B model.

To give some background on the company's product, the iPill is FDA Class I Registered and an FDA breakthrough product. On January 12, 202, Centers for Medicare and Medicaid Services (CMS) announced that they will cover reimbursement for FDA designated breakthrough products under the Medicare Coverage of Innovative Technology (MCIT) (CMS-3372-F) program. This will make iPill the only dispenser with insurance coverage.(https://www.cms.gov/newsroom/press-releases/cms-unleashes-innovation-ensure-our-nations-seniors-have-access-latest-advancements)

Our company business model overview envisions that iPill will generate B2B sales from 4 segmented market verticals. The first three are based on therapy goals including prevention, treatment, and chronic pain which naturally are divided into 3 different age based upon opioid use abuse potential. The fourth segment involves clinical research organizations (CROs).

To understand the market we will target, the under 26 year old age group most often abuses opioid the most without a prescription, (Center for Behavioral Health Statistics and Quality. (2015). Behavioral health trends in the United States: Results from the 2014 National Survey on Drug Use and Health (HHS Publication No. SMA 15-4927, NSDUH Series H-50)) and represents the lowest barrier to entry as the first point of prevention of a lifetime of medical expenses due to opioid abuse. They are best approached through dental practices. Dentists are the 2nd highest prescriber of opioids to young adults. It is usually for wisdom tooth extractions which often represents their first exposure to opioids. Dental practices are cashed based for 10 million wisdom teeth extractions per year. We have approached a 320 dental practice consortium and they have provided their support for dentists using the iPill. They would like to pilot the iPill and if successful scale it to 320 practices. We would market the success to the American Dental Association for downstream recommendations to 190,000 dental practices in the US. The 26 to 54 year old group represents the highest rate overdose deaths and highest amount of inpatient therapy. (Paulozzi, L.J., Jones, C., Mack, K., & Rudd, R. (2011). Centers for Disease Control and Prevention (CDC). Vital signs: overdoses of prescription opioid pain relievers—United States, 1999-2008. MMWR Morbidity and Mortality Weekly Report, 60(43). 1487- 1492.)

The best approach for age group is through addiction rehab treatment centers. There are 1,450 addiction treatment centers for 3.7 million patients per year. The transition from inpatient to outpatient therapy represents the point highest rate of relapse. Patients go from a setting where opioids are actively controlled and dispensed to them by a nurse to home self-dispensing where patients are expected to exhibit self-control. The rate of relapse is reported to be as high as 91% https://pubmed.ncbi.nlm.nih.gov/20669601/) We would market the iPill to these centers as a tool to improve care and reduce overdose deaths. Our approach is to demonstrate how the iPill can help transition clients from a lower margin inpatient service to a higher margin outpatient service and safely improve their relapse rate. Of the 3.7 million people who received treatment, each inpatient stay is paid for 28 days, after which patients must transition safely to the outpatient setting. This represents a $150 million sales opportunity. We would also be placing iPill on the TriNet Marketplace for 360,000 small business who send employees to addiction treatment centers for treatment. Fortunately, without any marketing efforts, we have een in discussions with 2 addiction treatment centers who wish to trial the iPill dispenser for potential scaling to the rest of their organization.

The over 55 year old age group has had a doubling of first time diagnosis of opioid use disorder presumably due to chronic pain chronic pain. (https://www.drugabuse.gov/news-events/nida-notes/2019/07/drug-use-its-consequences-increase-among-middle-aged-older-adults)

Access to this group is through a pharmacy-insurer payer. We have been in discussions with large pharmacy chains that have merged with insurers that represent 191 million opioid prescriptions per year (e.g., CVS-Aetna, Cigna-ExpressScripts, and UnitedHealthcare-OPTUM). We have had discussions to use iPill with each opioid prescription dispensed with one large pharmacy-insurer. This insurer dispenses 23 million opioid prescriptions per year, representing a $1.2 billion sales opportunity. They have asked us to finish a pilot study so they can evaluate whether to place the iPill in all 10,000 of their pharmacies.

We will also approach CROs, who have long expressed concern about problematic patient adherence to study protocols, inaccurate study results, and lost study drugs, which can cost $4,000 to $8,000 per dose. The iPill would be able to remind patients to take pills at study protocol times, to record the time the patient accessed the study pills, and to securely store, actively control dispensing, and safely dispose of unused drugs. The iPill has strategically aligned with existing initiatives that place a small FDA approved ingestible Bluetooth chip on study drugs that send a signal to a wearable patch when it reaches stomach acids. The actual time and GPS location of ingestion of the study drug can then be recorded by the iPill. We have presold this concept to CROs and are awaiting a proof of concept study which will we done at Rutgers dental school.

Competitors and Industry

Below please find a thorough market analysis. In this discussion, you will find information on the overall market, prospective customers and an analysis of competitors in the industry. The market information is based on a report by marketdataforecast.com (https://www.marketdataforecast.com/market-reports/automated-pill-dispenser-market)

Market Analysis

1. Automatic Pill Dispenser Machine Market by Type Opportunity Analysis and Industry Forecast, 2017-2023

Automatic Pill Dispenser Machine Market Overview:

The size of the Global Automatic Pill Dispenser Market was about USD 2 billion in 2020. It is expected to grow at a CAGR of 7.5% and grow to approximately USD 3.1 billion by 2025. There is a high prevalence of diseases worldwide, hence an increase in the number of medications. Automatic pill dispenser machines support the minimization of errors that occur while dispensing medications.

Rise in incidence and prevalence of diseases drives the market. In addition, growth of geriatric population that is susceptible to taking medications for their wellbeing is expected to fuel the growth of the market during the analysis period. However, high cost of installation of large automatic pill dispenser machines is anticipated to restrict the market growth.

The primary factors driving the market growth are the rise in the overdose death rate and prevalence of diseases like cancer, Alzheimer's, osteoarthritis, diabetes, and chronic obstructive pulmonary disease. The automatic pill dispenser machine is very accurate in dispensing medicines. The growth in the geriatric population and the rise in cardiovascular diseases and respiratory diseases due to an unhealthy lifestyle have supported the pills industry growth, affecting the automatic pill dispenser market. The governments have now recognized the potential, and the rising regulatory approval has helped support market growth. Increasing investment in-home care centers is also to propel the development of the market. The automatic pill dispensers are run by software, and any small error in software running can prove to be fatal for the patients. The continuous service of pill dispensers can be a challenge in a busy hospital environment. There are many costs involved in setting up these pill dispensers, and considering the low return on investment has hampered the growth of this market. The introduction of a home based pill dispenser for secure storage, active controlled dispensing, and safe disposal of unused opioids is anticipated to increase market growth.

COVID-19 has positively impacted the market. The patients suffering from the virus are kept in isolation to avoid the virus's risk being spread among doctors or relatives. For chronic pain or patients undergoing opioid use disorder, the new practice referred to as “rehab in place”, is searching for a solution to safely control dispensing as if the patient were hospitalized as an inpatient. The automatic pill dispenser machine helps such patients correct medication correctly and in the right quantity. It helps in decreasing human interaction and thus reduces the risk of virus spread. The health personal is mostly now available to deal with emergencies and treat the patients with high risk. Therefore, this machine helps them to monitor the medication of other patients through tracking by software.

Segment Review

Based on type, the global automatic pill dispenser machine market is categorized into centralized automated dispensing systems and decentralized automated dispensing systems. Centralized automated dispensing systems held the highest market share and is expected to grow with the highest growth rate during the forecast period. Increase in adoption of automatic pill dispenser in hospitals and other healthcare facilities for an effective workflow fuel the growth of the centralized automated dispensing systems market. On the basis of end user, hospital pharmacy held the highest market share owing to increase in prevalence of diseases and trauma cases in hospitals.

The Drug Enforcement Agency (DEA) which enforces drugs use in the United States, identifies the pharmacy as the end user of opioids. Because there are no rules enforcing home use of opioids, a device to actively control dispensing would initiate a new industry.

Based on the application, the Hospital pharmacy had the largest market share in 2019 due to the rise of diseases and an increase in population; this segment is expected to grow at a reasonable rate. The pill dispensing machines are costly, and hospitals having high-quality healthcare facilities can afford the devices. The Home Healthcare segment accounted for the second-largest market share and is expected to grow faster, among others. The main reason for this is due to an increase in the old age population. In the aging population, people often have problems memorizing their medication, making an automatic pill dispenser very useful for them. The rise in disposable incomes has also supported the growth of home healthcare. The retail pharmacy had the third-largest share and is expected to grow at a significant rate during the forecast period. The rise in awareness is a significant factor contributing to the growth. Based on the type, the centralized system was the market leader in 2019 and is expected to register a significant growth rate in the future. The rising prevalence of diseases, along with increasing population, will propel the growth of the market. The decentralized system had the second-highest market share in the last year and is expected to grow at a healthy rate. The increase in hospitals and other healthcare facilities is the primary reason for the growth rate.

Geographic Review

By geography, the global automatic pill dispenser machine market is segmented into North America, Europe, and Asia-Pacific. North America held the largest share of the market in 2016, followed by Europe.

Market Drivers

Reduction in Medication Errors

Medication errors include failure in the drug prescription and/or dispensing process that is widespread, complex, and risky. The patient wellbeing depends on the medications and slight change in dose or medication intake that leads to lethal side effects to the patients. In addition, these errors result in unwanted lifetime disability and other such adverse effects that increase in hospital stay and healthcare costs. In 2019, the U.S. Centers for Disease Control and Prevention report stated that, approximately 128 people died every day from overdose of prescribed opioids and heroin. Thus, increase in usage of automatic pill dispenser machine for the minimization of errors related to medication dispensing and usage drives the market growth.

The Opioid Crisis and the Large Pool of Geriatric Population

The opioid crisis is 20 years old and each year there is a double digit increase in the overdose death rate. The Covid Pandemic has accelerated the overdose death rate. In March the overdose death rate increased 18%, in April 29% and in May 42%. (https://www.washingtonpost.com/health/2020/07/01/coronavirus-drug-overdose/.) Couple it with a study reporting rates of relapse of up to 91% with opiate addiction as

compared to other drugs (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5688890/) and we are only looking at worsening conditions. The FDA is focused on secure storage and safe disposal solutions.
(https://www.fda.gov/NewsEvents/Newsroom/PressAnnouncements/ucm582954.htm, https://www.fda.gov/NewsEvents/Newsroom/PressAnnouncements/ucm632067.htm)

The global geriatric population has increased significantly and is vulnerable to various cardiac disorders, such as stroke, cardiac arrest, cardiomyopathy, and arrhythmias. According to the Journal of American Medical Association, more than 40% of older population (55 age and above) of America administer at least five medications a day. With increase in aging, some degree of memory loss is common in older population. This increases the incidences of dosage skip or overdose that may lead to health complications. Therefore, the escalation in rate of the geriatric population is expected to raise the demand for medications, thereby driving the automatic pill dispenser machine market.

Companies operating the segment

Major companies operating in this market adopt product launch as their key development strategy. Companies profiled in this market include Baxter International Inc., Becton, Dickinson and Company, Cerner Corporation, Capsa Healthcare, McKesson Corporation, Omnicell Inc., ScriptPro LLC, Swisslog Holdings AG, Talyst, Inc., and Yuyama Co., Ltd. Other prominent players in the value chain include Illinois Tool Works, Pearson Medical Technologies, Accu-Chart Plus Healthcare System, Allscripts Healthcare Solutions, Inc., Meditech, Constellation Software Inc., and Optum Inc.

iPill customers

The market segments

The Business model is based on B2B sales to 3 market verticals. On May 9th 2020, iPill became FDA Class I registered. We are focused on short-sales-cycle cash-based businesses. First segment are dental practices which represents 100 million dollars in annual sales for 10 million wisdom tooth extractions. We will have a small pilot planned with a consortium of 320 dental practices after which we plan to scale to all of their locations. Dentists are the 2nd highest prescribers of opioids and are proactive in being a part of the solution to reduce opioid abuse and addiction.

Second segment is the addiction treatment centers. They represent 1.1 billion dollars in annual sales from 3.7 million people in therapy. Addiction centers see iPill, as a way to reduce, the reported 91% relapse rate of current therapy and reduce operating expenses, the cost of transporting patient to and from Methadone and Suboxone clinics, which is $18,000 to $20,000 per patient per month.

Our third market vertical is for our future FDA class II de novo device. Sales are to pharmacy-insurers which represents 3.5 billion dollars in annual sales. This has a long sales cycle and is based on insurance reimbursement. We have current traction for the

Class II device already. We're in discussions with a pharmacy-insurer that dispenses 20 million opioid prescriptions per year. This represents 250 million dollars in annual sales for the iPill. Pharmacies see a reduction in dispensing liability and insurers see harm reduction and a reduction in medical expenses by improved medication adherence .

2. Competitors

MedicaSafe, TAD by Intent Solutions, and E-Pill are the 3 closest competitors to the iPill. They are for the most part passive control dispensers. They approach medication adherence by reminding patients to take pills. The issue with patients taking opioids or patients with opioid use disorder is that they take opioids too often and develop dependence, then abuse as tolerance develops, the addiction, overdose and death in that order. It is imperative then to offer secure storage, active control dispensing, and safe disposal of unused opioids so these patients cannot get more opioids than scheduled in the prescription or divert them to others. MedicaSafe is a plastic device that is shaped like a spoked wheel. There are individual slots that hold pills filled by the patient, the doctor or the pharmacist. There is a key or a code that opens the device. TAD has a plastic cartridge that slips into a slot in the housing. Pills are dispensed with a code or a finger print. E-pill devices are your basic lock box operated by key. All these devices are plastic so if the plastic is broken, all the pills become accessible for abuse and diversion. They claim the ability to notify the treating physician over the web. As most physicians have an answering service notification is one-directional and not reliable. The answering service may leave a message and it is up to the physician to call the patient, or call the family or call 911. If you tell someone an event happened but no one is listening, this is incomplete communication. 2 way communication is the only method to confirm action will be done.

3.Differentiation of the iPill.

The iPill is a SaaS-medical device combination company. Based on our company knowledge and research, none of the iPill competitors has won an FDA innovation challenge, a breakthrough FDA designation, can actively control dispensing with 2-point authentication, or can destroy pills. They are not tamper-resistant. Break the plastic container housing pills, and complete access is granted to the pills for diversion and abuse. They mention notifying the prescriber of tampering but if the patient has taken all the pills, it is not notification of tampering, it is notification of an overdose death. They do not have remote physician controls and cannot destroy pills if tampered and automatically at 90 days. This is important because in reality any box can eventually be opened and the iPill goes one step further by immediate destruction of the pills. The iPill further monitors not only the pills but also the patient. We have biosensor that detects respiratory distress and calls 911. 67% of opioid overdoses involve a "cocktail" of drugs. If respiratory depression is detected further dispensing of opioids is prevented from the dispenser. We have 3 CBT apps and 1 Telehealth module to monitor and support the mental health of patients. 51% of patients with substance abuse disorder have a mental disorder involving anxiety and depression. We collect data on opioid use, CBT use, and near-death 911 calls for predictive analytics and population health management. Finally, we have addressed the payer reimbursement issue. The class II iPill dispenser is a FDA designated breakthrough product. On January 12, 2021, the Centers for MediCare and MediCaid Services (CMS) announced that they will cover reimbursement for FDA designated breakthrough products under the MCIT program. (Medicare coverage of FDA designated Medicare Coverage of Innovative Technology (MCIT) (CMS-3372-F) This gives iPill an incredible competitive advantage as the only pill dispenser with insurance coverage. Significant companies operating in this market implement new products as a crucial growth policy.

Current Stage and Roadmap

Below please find an analysis of the development stage of the iPill, our 2020 milestones reached, our plans for 2021 and our future roadmap.

Milestones reached in 2020

• 2nd and 3rd granted patents from the US Patent and Trademark office

• PCT patents filed for Canada, EU, and UK

• FDA Class I Registration May 9, 2020

• Discussions ongoing for potential orders from dental consortium, 2 addiction treatment centers and a clinical research organization. This will involve 600 units and allow us to collect pilot data.

• Presentation to Health Canada for use with Indigenous tribes of Canada

Product Development:

• In a few days we will give the auto-CAD files to our injection mold contractor.

• We will use a silicone-based injection mold to make 25-50 prototypes.

• We will send prototype units to UConn pharmacists in preparation for future clinical studies, our marketing group DoseTechStrategies, TryCycleData for pilots with Hartford Healthcare Behavioral treatment center, and the Wheeler and Aspire365 addiction treatment centers.

Commercial development

• We have spoken to potential strategic partners OMNICELL and Benton & Dickinson, who owns the Pyxis. Both devices securely store drugs in the hospital to prevent diversion by nurses, doctors, and pharmacists. We would extend the business of the both companies from the hospital and into the home. OMNICELL has a medication adherence platform that would complement physical active control dispensing in the home. Pyxis is interested in discussing the business development and co-marketing.

• We have received a few more purchase inquires. Since we are not in production yet we have taken their contact information and will update them when they can purchase the iPill.

Funding developments

• We have a Term sheet from InterM traders and are in discussions for funding.

• We presented in the StartEngine pitch competition to have been asked by Startengine, a crowdfunding platform to Kevin O'Leary of Shark Tank. The company did not win the pitch competition but learned a lot about the possibilities of equity crowdfunding.

• We are presenting to TechCoastAngels in Los Angeles. We have soft circled $300K in funding from three chapters, Los Angeles county, Orange County and San Diego County.

• We have soft circled $200k from an insurer. They will follow the investment of a lead investor.

Government/Health policy developments

• We have made a presentation to a member of the Florida Opioid Task convened by Governor DeSantis. We are due to present to Florida Attorney General Ashley Moody, who runs the task force.

• We published a piece on secure storage, active control dispensing, and safe disposal of unused opioids with the California Society of Anesthesiologists.

<u>Milestones to reach in 2021</u>

Q1-Q2 Move iPill from a pre-revenue to a revenue company and build industry traction

• Production of iPill devices to fulfill future purchase orders

• Collection of Pilot data from our proof-of-concept studies with our first customers

• Market the pilot data to dental practices, addiction treatment centers, clinical research organizations, and pharmacy-insurers who own pharmacy benefit managers

• Market pilot data to Omnicell and B&D our potential buyout partners

Q2-Q3 Add Respiratory biosensor feature to add Class II and additional claims of enhanced patient safety

• Confirmation of National Science Foundation grant

• Confirmation of SBIR National Institute of Drug Abuse / National Institutes of Health grant

• Initiation of a clinical study for verification and validation of the iPill Respiratory Biosensor at UConn/Hartford Healthcare

• Completion of the clinical study of the iPill Respiratory Biosensor.

We expect the class II study to start in Q3 2021

Q3-Q4 Secure FDA Class II approval and CPT code for insurance billing

• Submit iPill for FDA Class II De Novo approval

• Secure a CPT code with the Centers for MediCare and MediCaid Services so iPill will be the only dispenser covered by insurance

Q4 Build the Brand

• Build the Team

• Full Market Launch

• Structure high value manufacturing in Chihuahua, Mexico with Foxconn

iPill is a Class I FDA registered medical device. iPill will apply for Class II de novo approval which is the Class I iPill plus a respiratory biosensor.

The iPill functioning prototype app and the dispenser are a class I FDA registered product. We now need to design a product for manufacturing (4 weeks). We will need to tool the injection mold and assemble the product (4 weeks). We will then send the products to fulfill 2 purchase orders which are still be finalized from 2 addiction treatment centers. They will serve as pilots where we will collect data on patient acceptance, usage, tampering and pharmacy feasibility and acceptance (4 weeks). Our next step will be to take the pilot data to our market verticals including dentist, addiction treatment centers, pharmacy-insurer-PBMs (pharmacy benefit managers) and Clinical Research Organizations (4 months).

Future RoadMap

We are in the planning stages of a pilot with Hartford Healthcare and TryCycle data to collect opioid use behavior from the iPill and combine it with electronic medical records (EMR) data about preexisting diagnosis and opioid prescription history from EPIC EMR of Hartford Healthcare. This is to build a heat map to inform doctors on the potential probability of abuse and addiction when opioids are prescribed. This data would be monetized on a Subscription as a service (SaaS) platform for Health and Human Services (HHS), Center for Medicare and Medicaid Service (CMS), Centers for Disease Control (CDC), and Drug Enforcement Agency (DEA). After iPill was named a winner of the UCLA 2018 opioid Hack-a-Thon, representatives from these agencies approached iPill to inquire about subscribing to near overdose death data, opioid usage, and opioid risk heat map data collected by the iPill app.

We marketed to Becton-Dickinson (BD) to act as a strategic commercialization partner. BD produces in-hospital and in-pharmacy drug dispensing vaults, called Pyxis, that securely stores and actively controls dispensing to reduce abuse and diversion by nurses, doctors, and pharmacists. They have been waiting for the right product to extend their business model into the home. The iPill is a natural extension of their product for secure storage and active control dispensing to reduce abuse and diversion by patients in the home. BD has consented to allowed iPill to mention their interest of our efforts to produce products, sell devices and gather pilot data. We have also marketed to OMNICELL which is possibly being purchased by Baxter (https://www.forbes.com/sites/greatspeculations/2020/12/17/omnicell-vulnerable-to-downside-risk-if-acquisition-talks-fail/?sh=37a7148e1e16). They are taking a slower approach and would like to wait for pilot data prior to next steps.

The Team

Officers and Directors

Name: John Hsu MD

John Hsu MD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Executive operations. Currently, Dr. Hsu takes an annual salary of $120,000 and owns 2,250,000 shares of the company.

Other business experience in the past three years:

- **Employer:** John T. Hsu MD
  Title: President
  Dates of Service: September 01, 1993 - February 14, 2020
  Responsibilities: Practice Medicine as an anesthesiologist

Other business experience in the past three years:

- **Employer:** Quivivepharma
  Title: CEO
  Dates of Service: January 01, 2017 - January 01, 2020
  Responsibilities: Drug Development

Name: Sherie Hsieh

Sherie Hsieh's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer, Director, Co-Founder
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Sherie handles daily operations of iPill. Sherie's current annual salary is at $60,000 and she owns 2,250,000 shares of the company.

Name: Peter Weinstein PhD, JD

Peter Weinstein PhD, JD's current primary role is with Entralta, P.C.. Peter Weinstein PhD, JD currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Legal and IP Counsel
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Mr. Weinstein provides legal services to the company in relation to corporate legal work and Intellectual Property counsel on a consulting basis.

- **Position:** Board Member
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Mr. Weinstein is a Director on the Board of the company and provides general corporate advice. Mr. Weinstein owns 500,000 shares of Common Stock of the company.

Other business experience in the past three years:

- **Employer:** Medalynx, Inc.
  Title: CEO
  Dates of Service: February 01, 2018 - Present
  Responsibilities: CEO

Other business experience in the past three years:

- **Employer:** Entralta, P.C.
  Title: CEO
  Dates of Service: June 01, 2017 - Present
  Responsibilities: CEO

Other business experience in the past three years:

- **Employer:** Quivive BioPharma, Inc.
  Title: Chief Legal and IP Counsel
  Dates of Service: July 01, 2017 - November 11, 2019
  Responsibilities: Legal counsel and Intellectual property Counsel

Other business experience in the past three years:

- **Employer:** Marina Biotech, Inc.
  Title: Chief Legal Counsel
  Dates of Service: October 01, 2017 - November 01, 2018
  Responsibilities: legal counsel

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the iPill inc (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the convertible note debt should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any convertible note debt purchased through this crowdfunding campaign is subject

to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering a priced share for equity in the total amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating

results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for using remote monitoring technology to combat the opioid crisis . Our revenues are therefore dependent upon the prescription drug abuse.

We may never have an operational product or service
It is possible that there may never be an operational iPill dispenser or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a

prototype for our iPill platform. Delays or cost overruns in the development of our Pill platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
iPill inc was formed on September 19, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. iPill inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay

dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that iPill inc is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 3 granted US patent office patents, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us,

including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on iPill Dispenser or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on iPill Platform could harm our reputation and materially negatively impact our financial condition and business.

Regulatory Risk
The iPill platform is currently a Class I FDA registered product. We will be participating in a clinical study to demonstrate the efficacy of a respiratory sensor upon which we will be apply as a FDA breakthrough product with expedited review for a de novo Class II approval. The Class II product is the Class I product plus a respiratory sensor is required to demonstrate equivalency to other devices on the market. We expect approval as we are now expected to give the FDA monthly updates on our progress to bring the device to the market. There are no guarantees the FDA will continue on its current friendly path to to approval given the past indications.

Our patents and other intellectual property could be unenforceable or ineffective
One of the Company's most valuable assets is its intellectual property. We currently hold 3 issued patents as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related opioid secure storage, active control dispensing of opioids in the home, the safe disposal of unused opioid in the home, detection of opioid induced respiratory depression, use of wearable remote monitoring technology to autonomously alert emergency, collection of data from the iPill app and electronic medical records to build heat maps to identify factors that could lead to opioid abuse and addiction, use of digital therapeutics and hardware together to reduce abuse and addiction, and algorithms for data analytics for predictive analysis and population health. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property,

find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company. Patents are limited in their impact to the country of issue. The Company currently has Patent Cooperation Treaty (PCT) patent applications to protect inventions in Canada, European Union, the United Kingdom, and the United States. All patents are not created equal and our patent portfolio could be weaker in some countries compared to others. Moreover, even though these patents have been issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets. The Company has entered into sublicensing discussions with three other entities so far. One of these discussions resulted in the consummation of a sublicense. During these discussions, one potential sublicensee raised concerns that the Miller patents are unenforceable and/or voidable under the doctrines of "anticipation" and "inequitable conduct." The "anticipation" challenge means that they believe there is prior art that invalidates some of the patent claims and the "inequitable conduct" challenge means that they believe the inventor acted in bad faith during the patenting process. If the inequitable conduct argument proved meritorious in litigation, the patent would be rendered void. If the anticipation claim were successful, then those portions of the patent pertaining to the potential sublicensee's device might not be enforceable, although the remaining claims could remain enforceable. We disagree with these contentions and we believe that we will be able to successfully enforce these patents against competitors. However, we may be incorrect in our analysis and if either or both of these contentions are valid, then one or both of the Miller patents could become unenforceable, which could significantly impact the value of your investment.

There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property

Because our product is a medical device related to the medication dispensing, there is a large body of prior art disclosing devices similar to ours. Although we have yet to find a patent upon which we believe our products infringe other than the ones for which we have obtained an exclusive license, such a patent could exist either in the United States or abroad. Moreover, it is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

The cost of enforcing our patents could prevent us from enforcing them
Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

This is a new and unproven industry
The combination of a digital health and hardware solution to combat the opioid crisis beginning in the home is a completely new product concept that we have recently introduced into the crowded field medical devices and pill dispenser devices. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to create a suitable product that generates significant sales in the home medication adherence sector, rendering our intellectual property worthless. Remember, we have launched a product that enters an established industry of pill reminders and dispensers. It could be very difficult to persuade a large number of the participants in these industries to try something new and expensive. The Company will only be able to create value if people are persuaded to use the iPill device. This will be a challenge and if we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly.

Cyber-hacking, and data breaches are an inherent risk to any software related company.
Anytime Personal health information (PHI) is stored in a database, computer-hacking or cyber intrusion is a very real possibility. PHI is protected by varied Privacy Rights Acts and refers to details collected on about an individual, including an individual's first and last name, a physical street address, an email address, a telephone number, a Social Security number, or any other information that permits a specific individual to be contacted physically or online. The term extends to details such as a person's birthday, height, weight or hair color that are collected online and stored by an operator in personally identifiable form. Storage of PHI is subjected to additional security measures as regulate in the Health Insurance Portability and Accountability Act of 1996 (HIPAA), Public Law 104-191. Theft or any loss of personal identifiable

data by hackers, spies, criminals, or viruses could result in significant liability and lawsuits causing your investment to become substantially less valuable.

Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. In conjunction with this financing, we may concurrently raising an additional $1 million in equity in a private placement under Regulation D to support our marketing and new product development efforts. It is possible that we will not be successful in raising all or part of this private placement and therefore may not have the resources we believe are necessary to execute our marketing and product development plans. This would likely slow our growth rate in 2021 and beyond, causing your investment to become substantially less valuable.

There are potential competitors who may better positioned than we are to take the majority of the market

The pill reminder and dispenser industries are well-developed and highly competitive. There are several large and established manufacturers with the engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.

Our current or future products could have a latent design flaw or manufacturing defect

Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company. Recalls are an inherent risk in this industry and we expect that there may be recalls of the iPill in the future. We will thoroughly study the recall process and have established procedures to deal with recalls in the future.

Our new products could fail to achieve the sales traction we expect
Our growth projections are based on an assumption that we will be able to successfully launch a competitively priced product with enhanced features and that it will be able to gain traction in the marketplace at a faster rate than other current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We may face technological challenges
We may discover that the optimal retail price points for the iPill are below where we can sustainably price our current low-cost architecture. That could necessitate the development of a new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.

The nature of the product means there is a likelihood we may face product liability lawsuits
We sell a product that deals with opioids. While we are not an opioid pharmaceutical and we seek to combat the opioid crisis, recent lawsuits concerning any part of the supply chain associated with opioids has come under fire from federal regulators, the Department of Justice, and the Drug Enforcement Agency. Thousands of people accidentally or intentionally overdose every year using opioids. As a result, these industries experience a significant number of product liability lawsuits relating to the safety of their products. As sales and use of our product continue to grow, we expect to face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt our operating subsidiaries, iPill inc, which would significantly reduce the value of your investment. Although we have never been sued, we will have adequate liability insurance for the following: • Strict regulation • Quality control concerns • Supply chain interruption • Patient injuries or harm during clinical trials • Patient injuries resulting from your product • Product recalls and • Improper product use

We could fail to achieve the growth rate we expect even with additional investments
We expect to generate a significant amount of growth from the investments we will make into marketing a reduced priced product following this offering and the private placement that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. If as an example we were to rely on a single partner to source and assemble our products, a disruption in this partner's operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We are subject to changes in foreign currency exchange rates.
We may manufacture our product internationally. As a result, the price we pay for our products in U.S. dollars depends on the exchange rate between the U.S. dollar and the currency of the other country. Over the past several years, this exchange rate has had material fluctuations and we expect it will continue to fluctuate. If the U.S. dollar becomes significantly weaker compared to the other country, our iPill will likely cost us more to purchase and adversely impact the economics of our business and your investment.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on the timely payment of accounts receivable by our resellers, some of whom may go out of business with debts outstanding to us

We may extend credit terms to retail partners in the United States. The medical industry has experienced recent turmoil, including, in particular, the CoVID-19 pandemic, the opioid crisis, and shrinking healthcare budget. As a result, it is possible that we are doing business today with retailers that will go out of business in the near future. Moreover, even if they do not go out of business, these retailers could refuse to pay debts owed to us, forcing us to pursue a lengthy legal process to collect these debts. Not only would such a scenario be expensive, but it would greatly delay the collection of cash that we may need to fund our business. The shuttering of a significant number of our retailers could leave us with an unexpected reduction of cash and a diminished ability to sell product in the market. This could curtail our growth and adversely impact the value of your investment.

Your investment could be illiquid for a long time

Your investment could be illiquid for a long time

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John Hsu	2,250,000	Common Stock	45.0
Sherie Hsieh	2,250,000	Common Stock	45.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 713,333 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,000,000 outstanding.

Voting Rights

One vote per share, please see voting rights for securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of the company, iPill inc , you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the campaign

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $500.00
  Number of Securities Sold: 5,000,000

Use of proceeds: operations
Date: September 13, 2019
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

As of December 24, 2020, iPill inc has 6 month of runway. Within the next 6 months we expect only a small amount of revenue as we are fulfilling purchase orders and running pilots. Once pilot data is collected we will market the iPill in preparation for a full market launch. Once we have orders we will begin to manufacture units to fulfill purchase orders.

Foreseeable major expenses based on projections:

Design for manufacturing involves converting AutoCAD file to a Solidworks file for tooling a 3D injection mold. Production of units can begin followed by assembly, then product testing. Shipping the product to our two pilot locations will then begin. Our biggest hurdle is educating patients on using new remote monitoring technology to securely store, actively control dispensing and safely dispose of unused opioids. We will have online and in app video on use and necessary a call center for patient support. Once patients overcome the new method of having opioids at home they will most likely find it as easy as using an app on their own smartphone. This will be our major expense. As the iPill become more prevalent, word of mouth and previous experience with make usage more familiar to the population.

Each unit will cost an estimated $15 dollars to manufacture

Added $2500 to pay for additional design work

Future operational challenges:

The iPill represents change, a new way for patients for self-medicate and pharmacists to dispense opioids. The opioid crisis is 20 years old and we have had double digit increases in the overdose death rate every year for the past 20 years. The opioid crisis costs our country $696 billion a year. We have to do things differently for the country to survive. For patients at home, they have had complete freedom to take as many pills as desired and this represents the foundation of the problem. Patients are safe in the hospital. Nurses active control opioid dispensing and pharmacists dispense from secure location. The iPill extends the safety of the hospital to the home.

Until patients begin using the iPill, our biggest hurdle will be educating patients on using the iPill with active control opioid dispensing from a secure dispenser and safe disposal of unused opioids. Some will have apprehension about using new technology. To reduce these fears, we will have online and in app instructional videos on use and if necessary a call center for patient support. Patients will find it as easy as using an app on their own smartphone. We predict adoption will accelerate.

Pharmacist could present a challenge. But with the iPill, they will repeat the procedures normally followed when they dispense opioids. They will receive the opioid prescription, check insurance coverage, verify the prescription with the prescriber's office, validate the patient and the prescriber on the risk evaluation and mitigation strategies (REMS) state system and controlled substances utilization review evaluation system (CURES), retrieve the opioid from the schedule 2 safe, hand count, twice the opioids to be dispensed, back count the opioids to be returned to inventory, create a label, counsel the patient, and collect the fee. The pharmacist when dispensing the iPill will follow the above step. They will place the twice-counted opioids to be dispensed in a cup which will do a third visual count, pull a tab to drop the pills into the cartridge, and close the iPill. When the pharmacist creates a label as required by the DEA, a QR code which includes the patients, name, address, birthdate, prescription, serial number of the iPill and prescriber's information, will be created. This step will automatically be done as a module in existing pharmacy software. The QR code will be affixed to the iPill dispenser next to the visible label normally created by the pharmacist. These steps for the iPill adds 90 seconds to the normal time spent to dispense opioids. Once the pharmacist gains experience with the procedure the apprehension for a new procedure will be reduced. By offering a harm reduction solution, the liability to the pharmacy can be reduced. This could prevent persecution by the Drug Enforcement Agency of the US Department of Justice as what has happened to all the large pharmacy chains.
https://www.justice.gov/opa/pr/department-justice-files-nationwide-lawsuit-against-Walmart-inc-controlled-substances-act.
https://www.npr.org/2018/11/19/669146432/florida-sues-Walgreens-cvs-for-alleged-role-in-opioid-crisis.

Early on, we identified that B2B sales to our eventual customer the Pharmacy-insurer could present a challenge. They are large conglomerates that have a long sales cycle. They require cost-effectiveness to demonstrate clinical and economic value. We designed pilots to show data showing feasibility, patient acceptance and compliance, and pharmacy acceptance. We gather health economic data to demonstrate the cost effectiveness of preventing abuse and addictions. By spending $50 per prescription, the pharmacy-insurer could save $19,333 https://www.optum.com/business/resources/library/managing-opioid-costs-managing-risks.html it currently spends annually for the care of their members abusing opioids and $1.8 million per opioid overdose death by preventing 119 ER visits and 22 hospitalizations for each death. https://www.drugabuse.gov/sites/default/files/abuseprescription2016.pdf. by being a FDA designated breakthrough product, iPill will be the only dispenser covered by insurance because the Centers for Medicare and Medicaid Services (CMS) announced on Aug 31, 2020, that it would cover reimbursement of DA designated breakthrough products. All of these factors should accelerate adoption. We need to fulfill 2 purchase orders where we will be doing pilot studies and collect pilot data to present to the pharmacy-insurer. We have been in discussion with CVS-Aetna, Cigna-Express-Scripts and UnitedHealthcare-OPTUM.

Future challenges related to capital resources:

We see future challenges in manufacturing, human capital resources, and supply chain. One of our goals is to make the iPill a cost-effective medical device to combat the opioid crisis. To do so we began with cost-effective and efficient manufacturing in mind. There are minimal moving parts and all parts were originally sourced from Amazon. We limited custom parts to reduce costs. Rather than manufacturing the iPill in China with Foxconn, the makers of the iPhone, we chose to use their Chihuhua, Mexico ISO-13845 factory to reduce transPacific container shipping costs, turnaround time costs, inventory costs, and avoid the 25% surcharge on importing products. For human capital costs, we have started with 1099 consultants who can be added to the team as the business grows. We have chosen but not engaged a marketing/supply executive, a marketing team, hardware and software teams, and a controller. For supply chain, we know there are approximately 60,000 pharmacies in the US. We were in deep discussions with CV-Aetna about providing them with data from pilot studies prior to beginning a possible roll out to their 10,000 pharmacies. They are a nationwide pharmacy chain that has their own distribution network to introduce the iPill to the public. They are a payor for the iPill dispenser. They also are a pharmacy benefits manager (PBM) that could accelerate adoption for opioid prescribed. For the remaining 50,000 pharmacies, we would contract with Amerisource-Bergen, CardinalHealth, and McKesson for supply chain distribution. To facilitate discussion, we brought on board Chris Baker, a former SVP at McKesson, that dealt with the opioid supply chain and marketing. We have also begun discussions with OMNICELL and Becton-Dickinson, owner of PYXIS. Both companies have medical device distribution networks, relationships with Pharmacy-insurers, PBMs, hospitals, addiction treatment centers and are attempting to extend their business outside of the hospital to the home.

Future milestones and events:

We see future challenges in manufacturing, human capital resources, and supply chain. One of our goals is to make the iPill a cost-effective medical device to combat the opioid crisis. To do so we began with cost-effective and efficient manufacturing in mind. There are minimal moving parts and all parts were originally sourced from Amazon. We limited custom parts to reduce costs. Rather than manufacturing the iPill in China with Foxconn, the makers of the iPhone, we chose to use their Chihuhua, Mexico ISO-13845 factory to reduce transPacific container shipping costs, turnaround time costs, inventory costs, and avoid the 25% surcharge on importing products. For human capital costs, we have started with 1099 consultants who can be added to the team as the business grows. We have chosen but not engaged a marketing/supply executive, a marketing team, hardware and software teams, and a controller. For supply chain, we know there are approximately 60,000 pharmacies in the US. We were in deep discussions with CV-Aetna about providing them with data from pilot studies prior to beginning a possible roll out to their 10,000 pharmacies. They are a nationwide pharmacy chain that has their own distribution network to introduce the iPill to the public. They are a payor for the iPill dispenser. They also are a pharmacy benefits manager (PBM) that could accelerate adoption for opioid prescribed. For the remaining 50,000 pharmacies, we would contract with Amerisource-Bergen, CardinalHealth, and McKesson for supply chain distribution. To facilitate discussion, we brought on board Chris Baker, a former SVP at McKesson, that dealt with the opioid supply chain and marketing. We have also begun discussions with OMNICELL and Becton-Dickinson, owner of PYXIS. Both companies have medical device distribution networks, relationships with Pharmacy-insurers, PBMs, hospitals, addiction treatment centers and are attempting to extend their business outside of the hospital to the home.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Founders have invested $500,000 to date. $60,000 in additional resources that can be contributed by the founders. There is no debt, no outstanding shareholder loans, or lines of credit.

As of 4/21, 2021 - Cash on hand $4,123.08

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We need $500,000 to design for manufacturing, tool injection mold, complete backend software, produce products to fulfill 3 purchase orders,, and perform and collect data from 4 pilot studies. Production of products allows us to perform pilots to collect data to present to our largest customers the pharmacy-insurers , and OMNICELL and BD our potential buyout purchaser.

As of 4/21/2021

The funds raised on Startengine are critical to company operations. We have recently won a $10,000 flex-grant from the FDA from The West Coast Consortium for Technology & Innovation in Pediatrics, we have applied for a NSF grant, and we have a small amount of personal funds that can be used

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary for the viability of a company beyond 8 months. The company has access to $60,000 from the founders. The company will need $1.5 million more to fully launch the product to the market

As of 4/21/2021

Funds from the campaign are important to the viability of the company but we need more funds that what has been raised so far.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

$500,000 from the raise would give the iPill company an estimated 8 months of runway. To design for manufacturing and scale up sofware for commercial use we estimate the cost to be $125K, to tool injection molds we esimate $110K, to scale operations we estimate $75K, and manufacturing, supplychain, and marketing costs to be about $150K.

How long will you be able to operate the company if you raise your maximum funding goal?

For $500K we estimate that we can run the company for 8 months without additional orders. Revenues from additional orders will all go back into the company and could extend the runway. Should we reach our goal of $2 million, we will have a runway of 2 years and be able to not only go from pre-revenue to a revenue company ($500K) but also complete the Class II verification and validation of the respiratory biosensor to existing marketed respiratory biosensors, FDA de novo approval, and full market launch.

as of 4/21/2021

If we raised $1,070,000 we would be able to run the company for 12 months and more

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are actively seeking investors from VC, Private equity, Angel groups and institutional investments. We have soft-circled $200,000 from an insurer and $100K for an angel group. We have been indiscussion with Becton&Dickinson for a comarketing or investment into iPill.

We have applied for National Science foundation grants, SBIR National Institutes of Health (NIH) and National Institues of Drug Abuse (NIDA) grants.

Founders have an additional $60K to invest into the company

As of 4/21/2021

We have $100,000 in personal capital to contribute to running the company, $10,000 from the The West Coast Consortium for Technology & Innovation in Pediatrics. a possible grant from the National Science Foundation, and potential capital raises from Startengine and other potential investors

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

Valuation

Pre-Money Valuation: $7,500,000.00

Valuation Details:

The company determined its valuation based on an analysis of multiple factors following the Risk Factor Summation Method as detailed below. The company determined its valuation internally without the assistance of a third party. The pre-money valuation has been calculated on a fully diluted basis. The company currently only has one class of stock, no outstanding options, warrants or other securities with a right to acquire shares and no shares reserved for issuance under a stock plan issued.

Methodology Background

When it comes to valuing startups, there is no simple or single answer. There are 5 common methods.

1. Berkus Method

2. Scorecard Method

3. Risk Factor Summation Method

4. Venture Capital Method

5. First Chicago Method

The Berkus Method, the Scorecard Method ignores revenue forecasts. The problem with this method though is, firstly, the initial step of finding average start-up valuations in the area/industry is very difficult. Secondly, even with this data, one then needs to compare the target company with other start-ups, in order to undertake this step, one would need a very thorough knowledge and understanding of their local start-up market. Most don't have the intimate knowledge to do so. Most investors rely on risk assessment of various factors presented then on intuition of what is presented compared to their previous experience. Forecasted revenues are projections or the best guess. Earning multiples of pre-revenue companies don't exist

The company determined its valuation based on the Risk Factor Summation Method. Like the Scorecard Method, it starts with the average pre-money valuation of pre-revenue companies in the region and business sector of the target company. This technique is well-suited when examining the risks that need to managed to make a successful exit, and it can be paired with the Scorecard Method to give a holistic overview of the startup's valuation.

* Very Low (+$500)

* Low (+$250k)

* Neutral ($0)

* High (-$250K)

* Very High (-$500k)

Values are attributed to each of the above factors which in turn are added/deducted from the average to determine the final valuation amount.

Below is an example of how these factors might be quantified:

Management

+ 2 $ 500,000 Executive management have exits

Stage of the business

+ 2 $ 500,000 Ready to start production to fulfill purchase orders Funding/capital risk

+ 1 $ 250,000 Funds used to support converting the company from pre-revenue to revenue

Manufacturing risk

+ 2 $ 500,000 Foxconn, makers of the iPhone, can produce 1-2 million per day in a ISO13845 factory

Technology risk

+ 2 $ 500,000 Simplicity in design reduces technology risk Sales and marketing risk + 2 $ 500,000 Inbound purchase orders without marketing. 4 purchase orders for 600 units total

Market Size Risk

+ 2 $ 500,000 The serviceable market size is $10 billion for opioid alone. The additional use of the iPill for other prescribed medications to prevent abuse serves to increase the market size closer to the total addressable market.

Competition risk

+ 2 $ 500,000 No other dispenser uses 2-point authentication, destroys pills on tampering and at prescription expiration

Intellectual property risk

+ 2 $ 500,000 3 granted patents

Legislation/political risk

+ 2 $ 500,000 The government has not been able to solve the opioid crisis for the last 20 years. We are presenting our solution to the Florida Opioid Task Force

Regulatory risk

+ 2 $ 500,000 The FDA wants our product on the market. We are a breakthrough product designation. We are now required to give monthly updates to the FDA

insurance coverage risk

+ 2 $ 500,000 CMS on August 31, 2020 announced that they were to cover reimbursement of FDA Breakthrough products abd because iPill is the only FDA breakthrough designated dispenser it will be the only dispenser covered by insurance.

Litigation risk

+ 1 $ 250,000 We are not producing, distributing, or dispensing opioids. We are solution for the secure storage, active control dispensing, and safe disposal of unused opioids.

International risk

+ 2 $ 500,000 PCT patents filed in Canada, EU, UK. We made a presentation to Health Canada Dec 2020.

Reputation risk

+ 2 $ 500,000 We are a new company that uses remote technology to combat the opioid crisis that no one has been able to significantly address

Pontential future growth plans

+ 2 $ 500,000 We have been in discussions with the 2 main manufacturers of the hospital and pharmacy version of the iPill. OMNICELL soon to be bought by Baxter and Becton & Dickinson, owners of the Pyxis have both expressed interest in the results of our pilot study as a way to extend their business out of the hospital into the home.

Based on the above analysis the company estimated its valuation at $7,500,000.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  Leveraging the data of two pilots from our 2 purchase orders from 2 addiction treatment centers to dental practices, addiction treatment centers, clinical research organizations, and Pharmacy-Insurers

- *Research & Development*
  30.0%
  design for manufacturing, produce product and product testing

- *Company Employment*
  5.0%
  Commissions for sales, operations staff

- *Operations*
  41.5%
  Accounting, Auditors, supply chain costs, shipping costs, product cost

- *Inventory*
  5.0%
  Development of appropriate inventory to supply products quickly and efficiently so brand recognition, development and reputation are enhanced

- *Working Capital*
  5.0%
  Insurance, office supplies

If we raise the over allotment amount of $1,069,999.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Marketing*
  20.0%
  Leveraging the data of two pilots from our 2 purchase orders from 2 addiction treatment centers to dental practices, addiction treatment centers, clinical research organizations, and Pharmacy-Insurers

- *Research & Development*
  25.0%
  Design for manufacturing, produce product and product testing

- *Company Employment*
  15.0%
  Commissions for sales, marketing, operations staff

- *Operations*
  20.0%
  Accounting, Auditors, supply chain costs

- *Working Capital*
  6.5%
  Insurance, office supplies, computer

- *Inventory*
  10.0%
  Development of appropriate inventory to supply products quickly and efficiently so brand recognition, development and reputation are enhanced

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://ipilldispenser.com/ (https://ipilldispenser.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ipill

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR iPill inc

[See attached]

IPILL, INC.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
iPill, Inc.
Rowland Heights, California

We have reviewed the accompanying financial statements of iPill, Inc., which comprise the balance sheet as of December 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes Primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
April 2, 2021

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLEBS.COM

IPILL, INC.
BALANCE SHEET
DECEMBER 31, 2020
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	2,546
TOTAL CURRENT ASSETS		2,546
TOTAL ASSETS	$	2,546

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Due to related party	$	2,546
TOTAL CURRENT LIABILITIES		2,546
TOTAL LONG-TERM LIABILITIES		-
TOTAL LIABILITIES		2,546
SHAREHOLDERS' EQUITY		
Common stock, see note 3		550
Additonal paid-in capital		1,000
Retained earnings (accumulated deficit)		(1,550)
TOTAL SHAREHOLDERS' EQUITY		-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	2,546

See independent accountant's review report and accompanying notes to financial statements.

IPILL, INC.
STATEMENT OF INCOME
DECEMBER 31, 2020
(unaudited)

REVENUES	$ -
COST OF GOODS SOLD	-
GROSS PROFIT	-
OPERATING EXPENSES	
General and administrative	1,550
TOTAL OPERATING EXPENSES	1,550
NET OPERATING INCOME	(1,550)
NET INCOME (LOSS)	$ (1,550)

See independent accountant's review report and accompanying notes to financial statements.

IPILL, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2020
(unaudited)

	Common Stock		Additional	Retained Earnings	
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2020	5,000,000	$ 500	$ 1,000	$ -	$ 1,500
Issuance of common stock	500,000	50	-	-	$ 50
Distributions	-	-	-	-	$ -
Net income (loss)	-	-	-	(1,550)	$ (1,550)
ENDING BALANCE, DECEMBER 31, 2020	5,500,000	$ 550	$ 1,000	$ (1,550)	$ -

See independent accountant's review report and accompanying notes to financial statements.

IPILL, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2020
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(1,550)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in liabilities:		
Accounts payable		-
CASH PROVIDED BY OPERATING ACTIVITIES		(1,550)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock		50
Due to related party		2,546
CASH PROVIDED BY FINANCING ACTIVITIES		2,596
NET INCREASE IN CASH		1,046
CASH AT BEGINNING OF YEAR		1,500
CASH AT END OF YEAR	$	2,546

CASH PAID DURING THE YEAR FOR:		
INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
iPill, Inc. (the "Company") was incorporated in the State of Delaware on September 11, 2019. The Company has developed a monitored pill dispensing device to assist in reducing the abuse of medical prescriptions once an individual has returned home from hospital care.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1. **Summary of Significant Accounting Policies (continued)**

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company is taxed as a C Corporation but has not yet begun operations.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

1. Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
Effective January 1, 2020, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling pill dispensing products. The Company's payments are generally collected upfront. For year ending December 31, 2020 the Company recognized nil in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)
In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Due to Related Party

During 2020, the majority shareholder of the Company loaned $2,546 to the Company. This loan carries no interest and is due on demand. The Company expects to pay back the full amount by December 31, 2021.

4. Equity

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.0001 par value per share. As of December 31, 2020, 5,500,000 shares have been issued and are outstanding.

5. Subsequent Events

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in common stock at $1.50 per share. The Company is attempting to raise a minimum amount of $9,999 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C.

The Crowdfunded Offering is being made through StartEngine Capital, LLC (the "Intermediary"). The Intermediary will be entitled to receive a 7% commission fee and 2% of the securities issued in this offering.

Management's Evaluation
The Company has evaluated subsequent events through April 2, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

IPILL, INC.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To Management
iPill, Inc.
Rowland Heights, California

We have reviewed the accompanying financial statements of iPill, Inc., which comprise the balance sheet as of December 31, 2019, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
December 3, 2020

IPILL, INC.
BALANCE SHEET
DECEMBER 31, 2019

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	1,500
TOTAL CURRENT ASSETS		1,500
TOTAL ASSETS	$	1,500

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	-
TOTAL CURRENT LIABILITIES		-
TOTAL LONG-TERM LIABILITIES		-
TOTAL LIABILITIES		-
SHAREHOLDERS' EQUITY		
Common stock, see note 3		500
Additonal paid-in capital		1,000
Shareholders' equity		-
TOTAL SHAREHOLDERS' EQUITY		1,500
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,500

See independent accountant's review report and accompanying notes to financial statements.

IPILL, INC.
STATEMENT OF INCOME
DECEMBER 31, 2019

REVENUES	$ -
COST OF GOODS SOLD	-
GROSS PROFIT	-
OPERATING EXPENSES	
General and administrative	-
TOTAL OPERATING EXPENSES	-
NET OPERATING INCOME	-
TOTAL OTHER INCOME	-
NET INCOME	$ -

See independent accountant's review report and accompanying notes to financial statements.

IPILL, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2019

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, SEPTEMBER 11, 2019 (INCEPTION)	-	$ -	-	$ -	$ -
Issuance of common stock	5,000,000	500	1,000	-	$ 1,500
Net income	-	-	-	-	$ -
ENDING BALANCE, DECEMBER 31, 2019	5,000,000	$ 500	$ 1,000	$ -	$ 1,500

See independent accountant's review report and accompanying notes to financial statements.

IPILL, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ -
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in liabilities:	
Accounts payable	-
CASH PROVIDED BY OPERATING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common stock	1,500
CASH PROVIDED BY FINANCING ACTIVITIES	1,500
NET INCREASE IN CASH	1,500
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ 1,500

CASH PAID DURING THE YEAR FOR:	
INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

IPILL, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2019

1. Summary of Significant Accounting Policies

The Company

iPill, Inc. (the "Company") was incorporated in the State of Delaware on September 11, 2019. The Company has developed a monitored pill dispensing device to assist in reducing the abuse of medical prescriptions once an individual has returned home from hospital care.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's manufacturing, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 in unknown and cannot be reasonably estimated as of December 31, 2019.

1. **Summary of Significant Accounting Policies (continued)**

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company is taxed as a C Corporation but has not yet begun operations.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

1. **Summary of Significant Accounting Policies (continued)**

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019, the Company had recognized sales of $0.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 5,000,000 shares, at $0.0001 par value per share. As of December 31, 2019, 5,000,000 shares have been issued and are outstanding.

4. **Subsequent Events**

During 2020, the Company amended their articles of incorporation to authorize the issuance of up to 10,000,000 shares of common stock.

During 2020, the Company issued an additional 500,000 shares of its common stock at a par value of $0.0001 per share.

The Company has evaluated subsequent events through December 3, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

iPill

Remote Monitoring Technology to Combat the Opioid Crisis


iPill
Platform
Technology to combat
the opioid crisis
iPill

Website · Rowland Heights, CA · HEALTH TECH · SOFTWARE & SERVICES

$23,969 raised

19 Investors	$7.5M Valuation
$1.50 Price per Share	$399.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	9 Days Left

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

iPill is a pill dispenser with a smartphone application, designed to directly address and combat the opioid crisis.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- iPill has won numerous competitions, has been designated by the FDA as a "breakthrough" medical device, and received FDA Class I Registration.
- iPill's serviceable addressable market is $10 billion annually.
- iPill has been granted 3 patents and is the only pill dispenser on the market that is completely tamper-resistant and has insurance coverage.

OVERVIEW

Breakthrough technology for secure opioid dispensing

CEO John Hsu, MD, has practiced anesthesia and chronic pain management for 28 years, and one of the most common problems he's had is monitoring the use of opioids by patients at home. The uncontrolled access to these substances has only served to perpetuate the rise of the 20-year-old opioid crisis (Source), which now accounts for 50,042 deaths per year.



Over
50,000
People Die From Opioids Each Year

The last breakthrough in technology invented to control the use of opioids was the child resistant cap, in 1969 (Source), so Dr. Hsu set out to create a more advanced, modern solution. The iPill combines smartphone technology with a secure dispenser that uses cognitive behavioral therapy to treat patients.

Rewards

Get rewarded for investing more into iPill:

$5,000+ Investment
Tier 1 perk
$5,000+ 1% bonus shares

$10,000+ Investment
Tier 2 perk
$10,000 + 2% bonus shares)

$25,000+ Investment
Tier 3 perk
$25,000+ 3% bonus shares)

$50,000+ Investment
Tier 4 perk
$50,000+ 5% bonus shares)

Development Stage: The iPill platform is currently in development and not yet available on the market. It consists of a mobile app and dispenser, they are functional together and can wirelessly dispense a pill. We have FDA class I registration and can sell the iPill today to the market once they are manufactured. We are in the process of design for manufacturing of the dispenser for mass production. We are in the midst of upgrading the tamper detection method. The mobile app has been written and connects to the dispenser to dispense pills when instructed after registration and authentication by a patient. We are in the midst of upgrading the frontend and backend build. We have ongoing discussions with 2 customers and plan on fulfilling order by delivering prototype products to them at the end Q1/early Q2. We can gather pilot data with them, determine needed improvements, then upgrade for a full market launch.

1969

Last Breakthrough Technology Invented



OPEN
PUSH DOWN & TURN
CLOSE

UNTIL NOW



iPill

Welcome To The iPill Dispenser

A digital health - Hardware Innovation to improve prescription adherence & safety.

**Images are computer generated demo versions. Product is still currently under development.*

THE PROBLEM

Death rates due to opioid usage are seeing a double-digit year-over-year increase

The opioid crisis is 20 years old and will continue to worsen. Each year, there's a double-digit increase in death rates for opioid users, and the COVID 19 pandemic has only intensified this problem. In March, the overdose death rate increased 18%, in April 29% and in May 42%.(Source).



The Opioid Crisis Is Worsening

The opioid crisis is 20 years old and will only continue to get worse without new innovation.

AND COVID MADE IT WORSE

For every 10 suspected overdoses reported to ODMAP in May 2019...



...14 overdoses were reported in May 2020.



Overdoses Compared To 2019


50% YOY increase
-.3%
+16%
+.18%
+29%
+42%
Jan
Feb
Mar
Apr
May

Many patients who use opioids keep them stored in unsecured medicine cabinets, where anyone can have access to them. 73% of teens get started on opioids by raiding the medicine cabinets at home (Source) and 1 in 4 overdoses now involve children and teens (Source).



73%

Teens Get Started On Opioids By Raiding At Home Medicine Cabinets



1 in 4

Overdoses Involve Children & Teens

HOW IS THIS POSSIBLE



Opioids are locked in safes in hospital pharmacies



Opioids in home medicine cabinets are not locked

THE SOLUTION

A solution designed to save lives, reduce medical expenses and improve care

The iPill solution actively controls opioid dispensing from a secure dispenser and uses cognitive behavioral therapy to treat patients. To ensure prescription adherence, we created a smartphone mobile application that acts as a key to access the iPill dispenser. The mobile app ensures that only the person prescribed has access to the opioids, and only at the prescribed dose and time, thus reducing abuse. Unused pills within the dispenser are destroyed if tampered with and are safely disposed of after 90 days, thus reducing diversion. Through the mobile app, patients can also access cognitive behavioral therapy apps to support mental health, such as PearTherapeutics, and other anti-anxiety, anti depression, and wellness apps.

The iPill For Secure Opioid Dispensing


iPill

iPill App
"Reduce Abuse"

- Only the prescribee has access
- Access only at the prescribed time
- Access only to the prescribed dose

iPill Dispenser
"Destroy Pills"

- Pills are destroyed if tampered with
- Pills are disposed of after 90 days

**Images are computer generated demo versions. Product is still currently under development.*

THE MARKET

A multibillion dollar serviceable market

Our total available market is worth $9.5 Billion, with 191 billion pills prescribed in the US (Source) and nearly 200 million opioid prescriptions written per year. TAM Estimate is $9.5 Billion = 191 million opioid RX times $50/unit

$9.5 Billion
Total Available Market

4.3 Billion
Pills Prescribed In U.S.

200 Million
Opioid Prescriptions/Year


TOTAL NUMBER RETAIL PRESCRIPTIONS FILLED IN THE U.S. PER YEAR
4.24B Filled 2013
4.98B Filled 2025
6B
5B
4B
3B
2B
1B
'13
'15
'17
'19
'21
'23
'25

The iPill costs $50, so our serviceable addressable market is an estimate of about $1.5 Billion with a 16% early adoption. 16% of $9.5 billion = $1.5 Billion (Source).



$1.5 Billion

Estimated serviceable addressable market

**Images are computer generated demo versions. Product is still currently under development.*

OUR TRACTION

We've received FDA registration, along with numerous awards and patents

In 3 years, we have had fast traction because we have bootstrapped and invested $500K of our own money. In 2018, we were the FDA Innovation Challenge Winner: "Devices to Prevent and Treat Opioid Use Disorder" and the UCLA 2018 Opioid Hack-A-Thon winner. In 2019, we were the Hartford Insurtech Hub Competition winner, and in 2020, we won the American College of Cardiology Digital Health Innovation Challenge.

AWARDS

2018 FDA Innovation Challenge Winner
UCLA Opioid Hack-A-Thon Winner

2019 Hartford Insurtech Hub Winner

2020 American College of Cardiology Digital Health Innovation Winner

The FDA designated iPill as a "breakthrough" medical device and in May 2020, we received FDA Class I Registration. We have been granted 3 patents so far, and have had pilot studies done at Rutgers School of Dental Medicine, and UConn/Hartford Healthcare.
So far, we are in conversations with 2 different behavioral treatment centers.



Three Patents Granted

WHAT WE DO

An advanced, tamper-proof solution designed to save lives

The pharmacist fills the iPill dispenser and affixes a QR code containing the APP, prescription and the serial number of the iPill dispenser. The patient takes a picture of the QR code, which downloads the iPill APP and the other information onto the APP. The patient registers their fingerprint or face and a personal code for two-point biometric authorization to access the iPill APP. Only one phone, one APP and one dispenser will complete the unique connection allowing dispensing of opioids.

Operating the iPill

REGISTRATION



Step 1 Patient receives a prefilled iPill from the pharmacy


iPill

Step 2 Scan QR code from pharmacist & iPill app automatically downloads



Step 3 Register on app

- Name
- Birthdate
- Face/fingerprint
- Personal code

DISPENSING



Step 1 Authenticate ID face/fingerprint & personal code



Step 2 Dispense opioid

Images are computer generated demo versions. Product is still currently under development.

Only the patient can access opioids from the iPill dispenser via the iPill App, which only works according to the prescription dosage and schedule . Should tampering occur, our patented detection method releases a DEA approved solution to dissolve the pills. A second solution creates a hard resin to act as a second barrier. The device is single use in accordance with the FDA/DEA Drug Supply Chain Security Act.


iPill
Only The Prescribee
Can Access The Opioid
Opioids Are Destroyed

Images are computer generated demo versions. Product is still currently under development.

DESTRUCTION

Round 1 Patented detection method releases a DEA approved solution to *dissolve the pills*

Round 2 A second barrier is released in the form of a hard resin

THE BUSINESS MODEL

A B2B model focused on 3 major markets

The iPill costs about $15 to produce and will sell for $50. Our business model will concurrently focus on 3 market segments: dental offices (the second highest prescribers of opioids), addiction treatment centers (ATCs) and clinical research organizations (CROs), and finally pharmacy-insurers.

Estimate 70% Profit Margin


$50
Price Of Sale
$15
Cost To Produce

3 MARKET FOCUS

Dental Office | **Pharmacy Insurers** | **ATCs & CROs**

The first 2 segments are fast adopters and will allow us to generate revenue to support market penetrance and dominance. The sales cycle to pharmacy-insurers will be longer but well worth the endeavor, as there is an average of nearly 200 million opioid prescriptions written per year.

We have already discussed the iPill solution with a consortium of 320 dental practices that would like to pilot 100 units to scale up to 320 practices. We also have 2 ongoing discussions from 2 addiction centers.

$4.1M/Year Opportunity

Dental Office

- Dental consortium, pilot study planned
- Scale: *320 practices* across *20 states*

$7.8M/Year Opportunity

Addiction Treatment Centers & Clinical Research Organization

- **2 Discussions Ongoing**
  - Wheeler ATC
  - Aspire-365
- Scale: *13 clinics* in CT
- Scale: 3 locations in 3 states

$1B/Year Opportunity

Pharmacy Insurer

- In talks with pharmacy insurers & hospital systems for coverage at $50 per dispenser
- Pharmacy insurers dispenses ~200M opioid prescriptions per year

HOW WE ARE DIFFERENT

Tamper-resistant and the only pill dispenser with insurance coverage!

In August of 2020, the Centers for MediCare and MediCaid Services (CMS) announced that they will cover reimbursement for FDA designated breakthrough products. This gives iPill an incredible competitive advantage as the only pill dispenser with insurance coverage.

iPill Will Be The Only Dispenser Covered By Insurance

	iPill	Child Resistant Cap	TAD	Medica Safe	Med Smart
Price (before insurance)	$50	$0	Est.$200	Est.$250	$589.99
Biometric authentication	✓		✓		
Destroys unused pills	✓				
Insurance coverage MediCare/Medicaid CMS	✓				

We are patented and FDA Class I Registered. Unlike our competitors whose products are not completely tamper-resistant, iPill actively controls dispensing with 2-point authentication, and destroys pills if tampered with.



iPill

iPill Is Completely Tamper Resistant

INSIDE THE IPILL



Battery
Solenoid
Electronics space
UI/Control space
Pills
Magazine drive shift
Drive shift
Pill magazine

Images are computer generated demo versions. Product is still currently under development.

We have 3 CBT apps and 1 Telehealth module to monitor and support the mental health of patients. We collect HIPAA-compliant data on opioid use, CBT use, and near-death 911 calls for predictive analytics and population health management.

iPill’s Innovations



iPill

- Secure storage
- Safe disposal
- ID authentication
- Prescription adherence
- Limits diversion



iPill

- “Wearable” respiratory sensor



iPill
911

- App calls 911 if respiratory distress is detected



iPill

- Remote access
- Blockchain
- Predictive analytics

THE VISION

Making opioid usage just as safe at home, as in the hospital

Our mission is to save lives, improve care, and reduce healthcare costs. The goal of our product is to make it just as safe for patients to access their medication at home as if they were in the hospital. In addition, we are actively collecting HIPAA-compliant data on opioid usage, CBT interventions, and near-death events from the iPill app in order to prevent abuse and addiction by using predictive analytics and population health management.

Save Lives.
Improve Care.
Reduce Costs.



Behavior Modification

By collecting data through a smart phone, iPill's AI will empower the patient to pursue more balanced behavior.

**Images are computer generated demo versions. Product is still currently under development.*

Our next milestones will include transitioning from pre-revenue to revenue and launching our product to the market. After that, we will start a clinical study for registration as a FDA class II de novo iPill product.

We aim to achieve manufacturing growth in the dental and addiction treatment center markets and partner with pharmacy-Insurer-PBMs.

Step 1 Transition from pre-revenue to revenue ⟶ launch product

Step 2 Clinical study for the class II de novo iPill product

Step 3 Achieve manufacturing growth

- Dental offices
- Addiction treatment centers

Partner with pharmacy-insurer -PBMs

OUR LEADERSHIP

Experienced and skilled serial entrepreneurs with a passion for making an impact

John Hsu, MD is a serial entrepreneur and has practiced anesthesia and chronic pain management for the last 28 years. Since the beginning stages of creating iPill, Dr. Hsu has put together a strong team of senior entrepreneurs, who have all had successful exits of their own.



John Hsu, MD

Founder | CEO

Serial entrepreneur

Practices: anesthesia
chronic pain

Each of us has combined our skills and come together for the purpose of social impact and saving lives. We have identified a problem, created a solution, recognized a huge market opportunity, and we are now well-positioned for major future growth.

WHY INVEST

Help us make a major social impact with iPill's life-saving first-to-market technology!

It is rare that a social impact business can create a win-win situation for all stakeholders, but at iPill we are doing just that. Today, one in three people know someone who has an opioid use disorder (Source). Our FDA-designated "breakthrough" product is the first tamper-resistant solution on the market with 2-point authentication that destroys pills if tampered with and is legally covered by insurance.

iPill

NOW YOU CAN

- Track patient usage
- Prevent diversion over usage
- Prevent respiratory depressions
- Prevent overdoses
- Make emergency 911 calls
- EMR for patient data access
- Physician remote access


iPill
John Doe
Success!

Images are computer generated demo versions. Product is still currently under development.

We know that this is just the beginning for us and we hope you'll join forces with us as we bring this life-saving product to the people who need it most!

Meet Our Team



John Hsu MD

CEO & Co-Founder

Dr. Hsu, has practiced anesthesia and pain management for 28 years. Combining his knowledge of anesthesia, software and hardware, his latest innovation is using remote monitoring technology to ensure opioid prescription adherence to reduce opioid abuse and diversion. His company, iPill dispenser has 3 granted patents to fight the opioid epidemic and is FDA registered. Another company, he founded, Quivivepharma is concerned with drug development. It is combining oral opioids with an oral respiratory stimulant to counteract opioid induced respiratory respiratory depression. It is fast-tracked by the FDA and has 2 granted patents. He is devoted to making a social impact with projects that can save lives, improve healthcare, and reduce medical expenses.



Sherie Hsieh, BS

COO, Director & Co-Founder

Ms. Hsieh, a clinical toxicologist and Co-Founder of the iPill. She handles daily activities of the iPill. She has experience as director of marketing at Quivivepharma and was responsible for brand awareness and business development. Ms. Hsieh, leads her own private investment company.



Peter Weinstein PhD, JD

Director & Legal Counsel

Dr. Weinstein handles all aspects of Intellectual property, transaction, and corporate law. Dr. Weinstein currently is a Director of the company and advises the company on legal matters. His primary role is as CEO of Entralta currently and he commits 10 hours per week to iPill.

Before his involvement with Quivive Pharma, Dr. Weinstein worked for many years as Senior Patent Counsel at Baxter Healthcare Corporation where he was responsible for managing legal and intellectual property matters for Baxter's major hemophilia products like Advate® and major research and development programs in hemophilia, two of which were approved by the FDA, including Adenovate®. This work entailed working with multidisciplinary teams in the United States, Europe and Asia. Prior to Baxter, Dr. Weinstein worked in the San Diego Offices of the law firms of Brobeck, Phleger & Harrison and Fish & Richardson where his practice focused on the management and prosecution of patent portfolios for biotech and high-tech companies and patent and general civil litigation. During law school, he worked full-time as a patent agent in the Boston Office of Goodwin Procter. Dr. Weinstein also worked as an Examiner at the United States Patent and Trademark Office followed by a stint as a Senior Scientist at a biotech company where he was responsible for the Animal Health Group developing vaccines and other therapeutics for the treatment of infectious disease in large animals. Dr. Weinstein received his Ph.D. in Biology with an emphasis in Immunology from the University of Pennsylvania. Following receipt of his Ph.D., Dr. Weinstein worked as a Research Fellow, first at the National Institutes of Health in Bethesda, Maryland and then at the United States Army Medical Research Institute of Infectious Disease in Frederick, Maryland where he investigated the molecular development of antibody diversity and developed vaccines. He received his Juris Doctorate degree at Boston College Law School. Dr. Weinstein is a registered patent attorney and is licensed to practice law in California and is admitted to the U.S. District Court for the Central and Southern Districts of California.

Offering Summary

Company : iPill inc

Corporate Address : 17532 Marengo Dr, Rowland Heights, CA 91748

Offering Minimum : $9,999.00

Offering Maximum : $1,069,999.50

Minimum Investment Amount (per investor) : $399.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 6,666

Maximum Number of Shares Offered : 713,333

Price per Share : $1.50

Pre-Money Valuation : $7,500,000.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated beginning May 4, 2020 in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Early Bird

Friends and Family - First 6 days | 5% bonus shares

Early Bird Bonus - Next 7 days | 4% bonus shares

Volume

* Tier 1 perk - ($5,000+ 1% bonus shares)

* Tier 2 perk - ($10,000 + 2% bonus shares)

* Tier 3 perk - ($25,000+ 3% bonus shares)

* Tier 4 perk - ($50,000+ 5% bonus shares)

**All perks occur when the offering is completed.*

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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John H. - iPill 5 days ago
Hi John
Thanks for the note. We have to pay a fee to StartEngine which will leave us much less than $25,000.

We have been actively fundraising. We have a commitment from a family office for $500K. It will be unlocked if the 2 VCs that are in deep discussions with us also write checks. We have been told that they are contemplating checks of $500K to $750K. This could give us $1.5 to $2 mill enough for a 18 month runway. It is necessary and important to remind you that until the check is cashed and in the bank, it hasn't happened.

Regarding scaling up, we are working diligently to finish the software and the hardware update (Cost $145K) in hopes to start a human factor study (cost $700K) In Q3 2021. Concurrently, we are discussing quotes with the injection mold toolers about the cost of the injection molds.

We are speaking to a tele-health addiction treatment company that also owns a pharmacy to delivery medications directly to patient homes. Together with one of their partner online pharmacies, they deliver 30,000 prescriptions per month, 15,000 of which per month are opioids. The reason they are interested in iPill is for the completion of the healthcare loop in medication therapy management. They deliver cognitive behavioral therapy via an app with telemedicine and deliver the medications to these patients. But they have no way to definitively determine if the patient takes their medications. They cannot tell if the medication are effective medical therapy. iPill solves this pain point for them because we record the time and date the pills are accessed by the patient. The iPill also offers them secure storage of the pill to protect others in the household, active control dispensing, so only the person can access the pills at the prescribed dose which is recorded as data and returned to the healthcare prescriber, and safe disposal of unused medications that can abused or diverted to other sources.

We have also been discussing iPill with owners hospital drug vault makers, Omnicell and Pyxis (owned by Becton-Dickinson) Both are interested in the human factor study to show commerical viability. iPill is a natural extension of their business plan. They are securing the same opioids that iPill is securing in the home.

As capital is needed we may either borrow money for expansion using future purchase orders as collateral or return to the VCs for another round of financing.

Hope this helps
John

John K. 2 INVESTMENTS 5 days ago
So I see with this raise you so far have 22,000, and you had 1500 dollars in cash on your books, so lets say you have about 25,000, how do you plan to spend this money? And what are your plans on future raises considering you will need a lot more cash to scale this up?

John H. - iPill 18 days ago
"The West Coast Consortium for Technology & Innovation in Pediatrics 2021 FlexGrants (CTIP) Congratulations! Your project has been awarded grant funding through The West Coast Consortium for Technology & Innovation in Pediatrics (CTIP) FDA-sponsored 2021 FlexGrants Award. Awardee Name: John Hsu, MD
Project Title: iPill Dispenser Award Amount: $10,000 Budget Period: April 1, 2021 – August 31, 2022

Have you locked up you opioids today? 1 in 4 opioid overdoses now involves children and teens. Let's us protect the children."

Eddine H. 1 INVESTMENT 2 months ago
I like the idea.
1) How low do you think you can reduce the production cost?
2) Does the $15 cost per unit include cost for app and app support?

> **John Hsu** - iPill 18 days ago
> Hi Eddine
> Just returned from Taiwan where we confirmed the estimated cost of goods. Also by using an ISO-13485 certified factory in Mexico we can avoid the 25% import duty from China, the 30% increase in container shipping costs, and the tie up of funds for 4-6 weeks in making the tnans=Pacific crossing.
>
> **John Hsu** - iPill 2 months ago
> Reduce production Costs -Higher volume of sales leads to a volume discount, production of a smaller unit of 25 pills instead of 120 pills capacity now.
>
> App is free. Tech support comes from a video. Online support via chat box possible but we haven't set it up.

John H. - iPill 2 months ago
Happy to answer any questions posted. Above all else our intention is to save lives and improve cate.

Michael W. 10 INVESTMENTS 2 months ago
Is the cartridge biodegradable?

Is there a disposal cost?

> **John Hsu** - iPill 18 days ago
> Catridge is not biodegradable at this time. There is no additional disposal cost at this time

---

Michael W. 10 INVESTMENTS 2 months ago
Thank you, I would advise laying out in better detail these benefits in the video. I really like the idea.

Who are your competitors?

Are there other pill dispensers that are controlled such a this? (If so how does yours differ?)

> **John Hsu** - iPill 2 months ago
> Hi Michael
> Agree with your comment about the video. I didn't want to spend the money on production so I could improve the product. I have spent my own money. Once I get more funding I will with your help make the video better.

Best competitors are e-pill, MedicaSafe and TAD by intent solutions. Break into them and access to pills for abuse and diversion is possible.

The aren't many. We do have 3 patents. There are a few other distinctive features. 2- point authentication on a person's own cell phone ensure a unique platform. Only the person prescribed gets access to opioids at only the prescribed dose and time. Destruction of pills on tampering and prescription expiration. For the class II product we FDA designated a breakthrough product and CMS announced reimbursement coverage of FDA designated breakthrough products making the FDA class II iPill the only dispenser covered by insurance. Think bank ATM. Take money from them is possible but purple dye is recognizable rendering the bills nontransferable. By combining with cognitive behavioral therapy apps we can provide a complete solution by treating the behavior causing abuse and securing the opioids allowing abuse. Think a wolf guarding the chicken coop. Now there is tamper-reisistant cage around the coop protecting the chickens. Telling a person with opioid use disorder not to take the opioid they are holding is not too successful. The relapse rate of current therapy is reported to be as high as 91%. Citations provided upon requesting.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Speaker 1:
Hi, this is a short video of the iPill's pill dispenser. Over here is the iPill dispenser, here's the iPhone and here's the barcode that I'm going to use.

Speaker 1:
So I'm going to start up the phone and then choose the iPill program and sign in. I'm going to start up a new prescription. There, it's got my fingerprint. Type in a code. Okay and now it's searching for a device. I'm going to lay that down right there. Pull the thing out of the power jack. And you can see there it's blinking, getting ready for a new prescription. See the blue LED comes on, it's connected. And then once the countdown, okay, there's the button to dispense the pill. There, we dispensed a pill. Come over here, open the door, there's the pill.

Speaker 1:
And it's ready to dispense another one. There's the next one. There's the next one ready. Dispense the next pill. This is a 10 pill prescription. So you'll see four down there or five down there. Dispense the next pill. Here we go. I'm going to dispense all 10 pills. Next pill is ready. It's a 10 second interval between pills. It looks like we've got seven of them.

Speaker 1:
And that is the 10th pill. You can see the LED on top is not indicating another pill available. This will say you can dispense them, but there it pops up with an error saying, see if we can see that, "You are out of pills. Get your new prescription," and that's that.

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